UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X]	Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934
For the Fiscal Year Ended December 31, 2017

OR

[ ]	Transition Report Pursuant to Section 15(d) of
the Securities Exchange Act of 1934
For the transition period from to

Commission File Number 1-3822

A. Full title of the Plan:
Campbell Soup Company 401(k) Retirement Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:
Campbell Soup Company
Campbell Place, Camden, New Jersey 08103-1799

This Form 11-K contains 17 pages including exhibits. An index of exhibits is on page 16.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Participants and Administrative Committee
Campbell Soup Company 401(k) Retirement Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of Campbell Soup Company 401(k) Retirement Plan (the “Plan”) as of December 31, 2017 and 2016, and the related statement of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits include performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental schedule, Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2017, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2006.

/s/ Baker Tilly Virchow Krause, LLP
Philadelphia, Pennsylvania
June 22, 2018

Campbell Soup Company
401(k) Retirement Plan
Statement of Net Assets Available for Benefits

	December 31,
	2017	2016
Assets
Investments
Investments, at fair value	$1,233,800,175	$1,082,092,180
Total Investments	1,233,800,175	1,082,092,180
Receivables
Notes receivable from participants	19,927,469	16,571,809
Total Receivables	19,927,469	16,571,809
Total Assets	1,253,727,644	1,098,663,989
Liabilities	—	—
Net assets available for benefits	$1,253,727,644	$1,098,663,989
The accompanying Notes to the Financial Statements are an integral part of these statements

Campbell Soup Company
401(k) Retirement Plan
Statement of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2017	2016
Additions:
Investment income:
Net appreciation in fair value of investments	$91,623,141	$76,904,487
Dividends	22,928,951	29,007,161
Other income	18,611	91,172
Total investment income	114,570,703	106,002,820
Interest on notes receivable from participants	1,180,824	937,206
Contributions:
Employer	35,994,562	32,123,596
Participants	55,916,403	49,204,345
Total contributions	91,910,965	81,327,941
Total additions	207,662,492	188,267,967
Deductions:
Benefits paid to participants	98,219,402	110,030,438
Administrative fees	747,098	657,868
Total deductions	98,966,500	110,688,306
Net increase in net assets available for benefits before transfers	108,695,992	77,579,661

Transfers in:
Wm Bolthouse Farms, Inc. 401(k) Profit Sharing Plan	46,367,663	—
Kelsen Inc. 401(k) Savings Plan	—	2,301,623
Net increase in net assets available for benefits after transfers	155,063,655	79,881,284
Net assets available for benefits:
Beginning of year	1,098,663,989	1,018,782,705
End of year	$1,253,727,644	$1,098,663,989
The accompanying Notes to the Financial Statements are an integral part of these statements

Campbell Soup Company 401(k) Retirement Plan
 Notes to Financial Statements
December 31, 2017 and 2016

Note 1 – Description of the Plan
The following brief description of the Campbell Soup Company 401(k) Retirement Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.
General
The Plan is a defined contribution plan covering employees at all domestic locations of Campbell Soup Company (“Campbell” or the “Company”) and certain of the Company’s subsidiaries, and certain other former employees. All of the Company’s full time employees and those part-time employees with scheduled hours greater than or equal to 20 hours per week are eligible to participate in the Plan effective the first day of work with the Company. All other employees are eligible to participate after they have completed 1,000 hours of service in a given anniversary year. Residents of Puerto Rico are not eligible to participate in the Plan.
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Administration of Plan Assets
The Plan is administered by the Administrative Committee appointed by the Board of Directors of the Company (the “Administrative Committee”). The Mercer Trust Company was appointed by the Administrative Committee as trustee to safeguard the assets of the Plan through November 30, 2017. Effective December 1, 2017, State Street Bank was appointed by the Administrative Committee as the trustee to safeguard the assets of the Plan and all assets of the Plan were transferred from Mercer Trust Company to State Street Bank. The trustee is responsible for investing funds received from contributions, investment sales, interest, and dividend income and making distribution payments to participants. Certain administrative expenses of maintaining the Plan are paid by the Company and are excluded from these financial statements. Mercer HR Services was previously appointed by the Administrative Committee to provide record-keeping services. On December 31, 2015, Mercer HR Services' defined contribution administration business was divested to Transamerica Retirement Solutions who continued to use Mercer HR Services' record-keeping platform. Effective December 1, 2017, Transamerica Retirement Solutions was appointed by the Administrative Committee to provide record-keeping services to the Plan. Accordingly, Plan participant's records were transferred to the Transamerica Retirement Solutions' record-keeping platform.
Employer Contributions
The Company provides a matching contribution of 100% on up to 4% of an employee’s earnings each payroll, as defined in the Plan documents, for all eligible participants. In addition, the Company provides a non-elective retirement contribution of 3% of an employee's earnings each payroll, as defined in the Plan documents, to all eligible employees who are not eligible to participate in the Company-sponsored defined benefit pension plans. Effective January 1, 2018, the Company commenced providing a 3% non-elective contribution to eligible Wm. Bolthouse Farms, Inc. employees.

Employee Contributions
Participant contributions to the Plan are made through payroll deductions and credited to their individual accounts. All newly eligible employees are automatically enrolled in the Plan at a before-tax contribution rate of 4% of earnings, as defined in the Plan documents, unless an election is made by the participant to participate at a different rate. If employees do not want to participate, they must notify the trustee and elect not to enroll in the Plan. Earnings are defined by the Plan and the Internal Revenue Code, as amended (“IRC”).
In addition, the total after-tax contribution for each pay period, when combined with the before-tax contribution and any catch-up contributions, cannot exceed 50% of the participant’s compensation, as defined in the Plan documents.

Catch-up contributions are excess before-tax contributions available to those participants who are age 50 and older by the end of the relevant calendar year. However, in accordance with the IRC, the amount of a participant’s before-tax contribution was limited to $18,000 ($24,000 including catch-up contributions) in calendar years 2017 and 2016. Participants may also roll over distributions from other qualified defined benefit or defined contribution plans into the Plan.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, the Company’s contributions and investment earnings. Certain administrative expenses triggered by a participant’s actions, such as loan initiation and in-service withdrawal expenses, are charged to the individual participant’s account and a quarterly recordkeeping fee is charged to all participants’ accounts. The benefit for which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.
Participants can receive dividends paid on the Company’s common stock held in the Campbell Soup Company Stock Fund as cash or reinvest the dividends back into the Campbell Soup Company Stock Fund. In 2017 and 2016, dividends paid in cash on Company common stock were $429,040 and $430,437, respectively, and were included in dividend income on the Statement of Changes in Net Assets Available for Benefits.
Vesting
Participants are immediately vested in their contributions and in all Company contributions plus actual earnings thereon.

Notes Receivable from Participants
Participants may borrow a minimum of $1,000 from their accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Note terms range from one year to five years. Prior to the merger of the Garden Fresh Gourmet Foods, Inc. 401(k) Plan (formerly known as the Stockpot Inc. 401(k) Plan) with this Plan effective January 1, 2011, and the merger of the Wm. Bolthouse Farms, Inc. 401(k) Profit Sharing Plan with this Plan effective January 1, 2017, notes in the former Garden Fresh Gourmet Foods, Inc. 401(k) Plan and the Wm. Bolthouse Farms, Inc. 401(k) Profit Sharing Plan were available for an extended term if they were used for the purchase of a primary residence. The notes are secured by the balance in the participant’s account and bear an interest rate that is two points above the prime rate in effect on the last business day of the month immediately preceding the month in which the note is granted. Principal and interest are repaid ratably through payroll deductions. Interest rates ranged from 4.25% to 10.50% per annum at December 31, 2017 and December 31, 2016.
Payment of Benefits
Participants may take a withdrawal of the value of the interest in their account upon retirement, termination of employment, or death. Participants who are still actively employed by the Company may take a withdrawal from their after-tax and Company match accounts if the funds were held in the Plan for two years or if they have participated in the Plan for five years. Active participants who are age 59 ½ or older may also take a withdrawal from their before-tax account without incurring early withdrawal penalties. Participants who meet the requirements for a hardship withdrawal may withdraw their before-tax contributions. A six-month suspension of participant contributions is required for all hardship transactions and Company matching contributions are foregone for the same period. Normally, any amount withdrawn before age 59 ½ (other than after-tax contributions) is subject to a 10% early withdrawal penalty tax on the amount withdrawn.
Participants who leave employment of the Company and are under age 55 can take a lump sum distribution or defer payment until April 1 following the year in which they turn age 70 ½. Participants who leave employment with the Company at or after age 55 can take a lump sum distribution, installments, or defer payments until April 1 following the year in which they turn age 70 ½.
Forfeited Accounts
The balance of forfeited accounts totaled $112,976 and $356,969 at December 31, 2017 and 2016, respectively. These accounts will be used to reduce future Company matching contributions and pay other permitted Plan expenses.

In 2017 and 2016, $411,866 and $30,824, respectively of forfeited nonvested accounts were used to reduce the Company’s matching contributions.
Investment Options
Upon enrollment in the Plan, a participant may direct employee contributions in 1% increments in any of the various investment options provided in the Plan, which include mutual funds, a common collective trust, and the Campbell Soup Company Stock Fund. Contributions of participants who do not elect to direct their contributions to the Plan’s various investment options are automatically enrolled into a Vanguard Target Retirement Fund, based on their expected retirement date.
Note 2 – Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
Use of Estimates
The preparation of financial statements in accordance with U.S. GAAP requires the Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Investment Valuation
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for a discussion of fair value measurements.
Income Recognition
Purchases and sales of investments are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Interest on notes receivable from participants is recorded in the investment option from which the note originated. Net appreciation includes gains and losses on investments bought and sold as well as held during the year.
Payment of Benefits
Benefits are recorded when paid.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable are recorded as distributions based upon the terms of the Plan document.
Note 3 – Related-Party and Party In Interest Transactions
Shares of Company common stock included in the Campbell Soup Company Stock Fund are offered as an investment to Plan participants. Additionally, the Plan issues notes to participants, which are secured by the participant’s account balances. These transactions qualify as party-in-interest transactions, but are exempt from the prohibited transaction rules of ERISA and the IRC under statutory or governmental agency exemptions. Total sales at market value related to Campbell Soup Company common stock for 2017 and 2016 were $14,690,978 and $12,358,448, respectively. Total contributions into the Campbell Soup Company Stock Fund for 2017 and 2016 were $8,522,665 and $8,719,355, respectively.
Certain of the Plan's investments are managed by State Street Bank, the trustee, and therefore, these transactions qualify as party-in-interest transactions. Fees incurred by the Plan for investment manager services are included in net appreciation in the fair value of the investment.

Certain administrative functions of the Plan are performed by officers and employees of the Company. No such officer or employee receives compensation from the Plan for their services.
Note 4 – Fair Value Measurements
Fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. When available, the Company uses unadjusted quoted market prices to measure the fair value and classifies such items as Level 1. If quoted market prices are not available, the Company bases fair value upon internally developed models that use current market-based or independently sourced market parameters such as interest rates and currency rates. The framework that the authoritative guidance establishes for measuring fair value includes a hierarchy used to classify the inputs used in measuring fair value. The levels of the fair value hierarchy are as follows:
Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability through corroboration with observable market data.
Level 3: Unobservable inputs, which are valued based on estimates of assumptions that market participants would use in pricing the asset or liability.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.

The following tables summarize the Plan’s investments that are measured at fair value on a recurring basis:

	Fair Value as of December 31, 2017	Fair Value Measurements at December 31, 2017 Using Fair Value Hierarchy
		Level 1	Level 2	Level 3
Mutual Funds:
Equity funds	$365,438,391	$365,438,391	$—	$—
Target funds	384,991,348	384,991,348	—	—
Index funds – equity	173,708,633	173,708,633	—	—
Index funds – fixed income	38,601,708	38,601,708	—	—
Fixed income funds	23,870,081	23,870,081	—	—
Total Mutual Funds	986,610,161	986,610,161	—	—
Campbell Soup Company Stock Fund	179,698,140	—	179,698,140	—
Total Assets in Fair Value Hierarchy	1,166,308,301	986,610,161	179,698,140	—

Other investments measured at net asset value:
Common Collective Trust	$67,491,874
Total	$1,233,800,175

	Fair Value as of December 31, 2016	Fair Value Measurements at December 31, 2016 Using Fair Value Hierarchy
		Level 1	Level 2	Level 3
Mutual Funds:
Equity funds	$295,204,484	$295,204,484	$—	$—
Target funds	284,288,101	284,288,101	—	—
Index funds – equity	130,269,237	130,269,237	—	—
Index funds – fixed income	38,683,502	38,683,502	—	—
Fixed income funds	21,899,543	21,899,543	—	—
Total Mutual Funds	770,344,867	770,344,867	—	—
Campbell Soup Company Stock Fund	246,080,927	—	246,080,927	—
Total Assets in Fair Value Hierarchy	1,016,425,794	770,344,867	246,080,927	—

Other investments measured at net asset value:
Common Collective Trust	$65,666,386
Total	$1,082,092,180
The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2017 and 2016.
Mutual Funds – These investments are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. These investments are classified as Level 1.
The Campbell Soup Company Stock Fund –The fund is a unitized stock fund that consists of Campbell Soup Company common stock and investments in a temporary investment fund to provide liquidity for daily trading. As of December 31, 2017 and 2016, the Campbell Soup Company Stock Fund held 3,694,438 and 4,018,795 shares, respectively, of Campbell Soup Company common stock with a fair value of $177,739,412 and $243,016,534, respectively. Fair value of the fund is based upon the fair value of the underlying assets derived principally from or corroborated by observable market data by correlation or other means. These investments are classified within Level 2 of the fair value hierarchy.
Common Collective Trust - The fund is a bank collective investment fund and is maintained and managed by BlackRock Institutional Trust Company. The common collective trust does not have a readily determinable fair value and is valued based upon a net asset value practical expedient. The common collective trust is included as a reconciling item to the fair value table. There are no participant redemption restrictions for this investment.

	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
December 31, 2017	$67,491,874	N/A	Daily	Daily
December 31, 2016	$65,666,386	N/A	Daily	Daily

Note 5 – Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the applicable provisions of the Plan and ERISA.

Note 6 – Tax Status
The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated August 10, 2017 that the Plan is designed and operated in accordance with the applicable sections of the IRC through November 1, 2017. In this regard, the Company provided a Plan amendment in proposed form to the IRS, which was confirmed by the IRS on August 10, 2017 and eventually adopted on November 1, 2017. Although the Plan has been amended since receiving the determination letter, the Administrative Committee believes that the Plan is designed, and currently being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision for income taxes is required in the accompanying financial statements.
U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2017, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2014.
Note 7 – Risks and Uncertainties
The Plan provides for investment options in various funds that invest in equity and debt securities and other investments. Such investments are exposed to risks and uncertainties, such as interest rate risk, credit risk, market risk, economic changes, political unrest, regulatory changes and foreign currency risk. The Plan’s exposure to a concentration of risk is dependent upon funds selected by participants. The following table shows details on investments that represent a concentration of greater than 10% of the Plan’s net assets:

	December 31, 2017		December 31, 2016
Investments	Balance	% of Net assets	Balance	% of Net assets
Campbell Soup Company Stock Fund	$179,698,140	15%	$243,016,534	22%
American Funds Growth Fund of America	$167,668,169	14%	$133,066,297	12%
Due the concentration of investments denoted above, in addition to the level of risk associated with certain investments, it is at least reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.
Note 8 – Plan Amendments and Fund Changes
In December 2015, the Plan was amended to add Kelsen Inc. as a participating subsidiary of the Company to the Plan beginning on January 1, 2016. The addition of Kelsen Inc. as a participating subsidiary resulted in a transfer of participants into the Plan with assets of $2,301,623 from the Kelsen Inc. 401(k) Savings Plan.
Effective January 1, 2016, the Plan was amended and restated to incorporate all amendments prior to submitting the Plan for redetermination of its tax-qualified status. Subsequently, the Plan was submitted to the IRS for redetermination of its tax-qualified status.
On August 29, 2016, the Blackrock Liquidity Funds-TempFund was removed from the Plan and replaced with the Blackrock Short-Term Investment Fund.
On December 14, 2016, the Plan was amended to add Wm. Bolthouse Farms, Inc. as a participating subsidiary of the Company to the Plan beginning on January 1, 2017, and revise certain language with respect to in-service withdrawals and withdrawals during a participant's qualified military leave effective as of January 1, 2017. The addition of Wm. Bolthouse Farms, Inc. as a participating subsidiary resulted in a transfer of participants into the Plan with assets of $46,367,663 from the Wm. Bolthouse Farms, Inc. 401(k) Profit Sharing Plan.

On November 1, 2017, the Plan was amended to address certain follow-up requests by the IRS after the Company’s determination letter application was filed in 2016. The amendment included changes to certain Plan eligibility, investment and distribution provisions effective January 1, 2017, and was a condition to receiving a favorable determination letter from the IRS.  The amendment was to be adopted 90 days from the date of the IRS determination letter and was timely adopted.

Note 9 – Subsequent Events
On March 29, 2018, the Plan was amended to add a new Roth contribution option for all eligible participants and a 3% of pay non-elective retirement contribution for all eligible Wm. Bolthouse Farms, Inc. employees effective as of January 1, 2018.  The Plan was also amended to change how the Plan accounts for “catch-up” contributions and certain deferral elections, as well as incorporating certain Plan operational consistency changes effective as of January 1, 2018.

Supplemental Schedule

Campbell Soup Company
401(k) Retirement Plan
Attachment to 2014 Form 5500
Schedule H, line 4(i) – Schedule of Assets (Held at End of Year)
As of December 31, 2017
EIN: 21-0419870 PN: 008

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

	Blackrock Short-Term Investment Fund	Common Collective Trust	N/R	$67,491,874
	American Funds EuroPacific Growth Fund	Mutual Fund	N/R	51,141,557
	Pimco Real Return Fund	Mutual Fund	N/R	5,074,832
	Vanguard Ext Market Index Fund	Mutual Fund	N/R	35,884,372
	Vanguard Total Bond Market Index Fund	Mutual Fund	N/R	12,283,755
	Vanguard Total Int’l Stock Index Fund	Mutual Fund	N/R	17,531,732
	American Funds Growth Fund of America	Mutual Fund	N/R	167,668,169
	Vanguard Short-Term Bond Index Fund	Mutual Fund	N/R	26,317,953
	T. Rowe Price Small Cap Val Fund	Mutual Fund	N/R	42,537,730
	Pimco Total Return Fund	Mutual Fund	N/R	18,795,249
	Vanguard Inst'l Target RET Income Fund	Mutual Fund	N/R	10,398,093
	Vanguard Inst'l Target RET 2015 Fund	Mutual Fund	N/R	14,317,431
	Vanguard Inst'l Target RET 2020 Fund	Mutual Fund	N/R	43,494,244
	Vanguard Inst'l Target RET 2025 Fund	Mutual Fund	N/R	63,705,249
	Vanguard Inst'l Target RET 2030 Fund	Mutual Fund	N/R	57,742,199
	Vanguard Inst'l Target RET 2035 Fund	Mutual Fund	N/R	43,001,827
	Vanguard Inst'l Target RET 2040 Fund	Mutual Fund	N/R	48,449,078
	Vanguard Inst'l Target RET 2045 Fund	Mutual Fund	N/R	44,245,700
	Vanguard Inst'l Target RET 2050 Fund	Mutual Fund	N/R	34,317,119
	Vanguard Inst'l Target RET 2055 Fund	Mutual Fund	N/R	17,631,358
	Vanguard Inst'l Target RET 2060 Fund	Mutual Fund	N/R	6,449,277
	Vanguard Inst'l Target RET 2065 Fund	Mutual Fund	N/R	1,239,773
	Vanguard Institutional Index Fund	Mutual Fund	N/R	120,292,529
	Vanguard Equity-Income Fund	Mutual Fund	N/R	104,090,935
*	Notes receivable from participants	Interest rates from 4.25% to 10.50% Maturity dates from January 2018 to March 2031		19,927,469
*	Campbell Soup Company Stock Fund	Company Stock	N/R	179,698,140

	Total			$1,253,727,644

__________________________________________
N/R - Participant directed investment; cost not required to be reported.

*	Party-in interest as defined by ERISA

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CAMPBELL SOUP COMPANY 401(K) RETIREMENT PLAN

By:	/s/ Ashok Madhavan
Ashok Madhavan
Member of the Administrative Committee

Date:	June 22, 2018

INDEX OF EXHIBITS

Exhibit	Page

23.1 - Consent of Independent Registered Public Accounting Firm	17